August 12, 2008

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RE:	Zones, Inc.
Form 10-K, for Fiscal Year Ended December 31, 2007
File No. 00-28448

To Whom It May Concern:

We are in receipt of your letter dated July 21, 2008 regarding our Form 10-K filing for the year ended December 31, 2007.  We have reviewed your comments and provide our response below.

Item 9A – Controls and Procedures
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

In response to the Staff’s comment, we respectfully submit that, under the supervision of our principal executive officer and principal financial officer, our management conducted an evaluation of our internal control over financial reporting as of December 31, 2007.  However, we inadvertently omitted management’s report on internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”).

Following discussions with management, the Audit Committee of our Board of Directors determined that we will file an amendment to the 2007 Form 10-K  to correct the inadvertent omission in Item 9A to include management’s report on internal control over financial reporting. This amendment will not reflect events occurring after the original filing of the 2007 Form 10-K or modify, amend or update in any way any other item or disclosure contained in the 2007 Form 10-K.

Exhibits 31.1 and 31.2 – Principle Executive Officer and Principle Financial Officer Certifications
Finally, we note that you filed your Principle Executive Officer and Principle Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

In response to the Staff’s comment, we respectfully inform the Staff that we will revise the language on the certifications under Item 601(b)(31) of Regulation S-K to include the introductory language of paragraph 4 and the language of paragraph 4(b) and we will include the revised certifications with the amendment to the 2007 Form 10-K  and in all future periodic reports.

We hereby acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ RONALD MCFADDEN

Ronald McFadden
Senior Vice President and
Chief Financial Officer